SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

BUENOS AIRES, Argentina, May 30, 2017 – IRSA Commercial Properties S.A. (Nasdaq: IRCP; Bolsas y Mercados Argentinos S.A./Mercado Abierto Electrónico S.A.: IRCP) (“IRSA CP”) announced that it plans to conduct a global primary follow-on offering of its common shares and American Depositary Shares (“ADSs”), each representing 4 common shares, consisting of a preferential rights offering of common shares and ADSs to existing shareholders in Argentina and in the United States, which will be registered with the U.S. Securities and Exchange Commission (the “SEC”).

IRSA Inversiones y Representaciones, S.A. (“IRSA”), the controlling shareholder of IRSA CP with an ownership of 94.6%, will be offering common shares and ADSs in the global offering in a secondary offering, and will assign its preemptive rights to subscribe for newly issued common shares of IRSA CP to the international underwriters; subject to shareholders´ meeting approval, to be held on June 26, 2017. The proceeds from the primary offering received by IRSA CP will be used for general corporate purposes. IRSA CP will not receive any proceeds from the offering of common shares and ADSs offered by IRSA.

 A meeting of the shareholders of IRSA CP has been set for June 26, 2017 to approve the offering of common shares and ADSs to be issued by IRSA CP.

A registration statement on Form F-1 and a prospectus relating to the ADSs have been filed with the SEC.

This 6-k shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This 6-k includes statements concerning potential future events involving IRSA CP that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to IRSA CP’s business. IRSA CP will not update any forward-looking statements made in this press release to reflect future events or developments.

IR Contact in Buenos Aires:

Santiago O. Donato

E-mail: ir@irsacp.com.ar

Phone: (5411) 4344 7449

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: May 30, 2017